

June 27, 2022

Sanjay Mehta
Chief Financial Officer
TERADYNE, INC
600 Riverpark Drive
North Reading, MA 01864

> **Re: TERADYNE, INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-06462**

Dear Mr. Mehta:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Risks Associated with Operating a Global Business
We are subject to risks of operating internationally..., page 15

1. We note your discussion here and on page 26 of your April 3, 2022 Form 10-Q related to inflation that it could affect your prices, demand for your products, your profit margins. We further note your disclosure that your test and industrial automation businesses will be impacted by supply constraints, which are in turn impacted by inflation. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

2. We note your risk factor here and throughout the filing related to supply constraints. We further note from your Form 8-K dated April 27, 2022 that you continue to encounter material constraints in most product areas and that you provide wider than normal Q2

guidance range reflects those supply challenges. Specify in future filings and in more detail whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

3. Please consider including disclosures in future filings to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, from your supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Dan Gordon, Reviewing Accountant, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences